VIA EDGAR

December 23, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC

20549

Attention:  Dee Dee Hurst

Dear Ms. Hurst:

Re:	Soltera Mining Corp. (the “Company”)
Form 10-K for the Fiscal Year Ended October 31, 2012
Filed September 30, 2013
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed April 29, 2013
Form 10-K for the Fiscal Year Ended October 31, 2009
Filed March 18, 2013
File No. 000-51841

Further to your comment letter of November 25, 2013, I confirm that the following documents have been filed with the SEC via EDGAR:

1. Form 10-K/A - 1st Amendment for the Fiscal Year Ended October 31, 2009;
2. Form 10-K/A - 2nd Amendment for the Fiscal Year Ended October 31, 2010;
3. Form 10-K/A - 1st Amendment for the Fiscal Year Ended October 31, 2012; and
4. this comment letter.

The following are the responses to your comment found in your November 25, 2013 comment letter.

Forms 10-K for the Fiscal Years Ended October 31, 2012, October 31, 2010 and October 31, 2009

Item 8. Financial Statement and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-1

1. I confirm that the signed reports from the Company’s independent registered accounting firm have been added to the particular Form 10-K as requested. See page F-1 of each Form 10-K/A for the respective signed report.

Also, I confirm that the omission of the reports was inadvertent.

Finally, I confirm that the updated certifications referring to the amended Forms 10-K have been included as well.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the above to be satisfactory. If you have any questions or require anything further please give me a call.

Sincerely yours,

Soltera Mining Corp.

Per:  /s/ Fabio Montanari

Fabio Montanari

President/CEO